FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2018
Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
10 Farm Springs Road
Farmington, Connecticut 06032

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the United Technologies Corporation Represented Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 26, 2019

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2018	December 31, 2017
Assets:
Investment in Master Trust, at fair value	$869,397	$999,697
Investment in Master Trust, at contract value	1,277,000	1,305,212
Notes receivable from participants	31,643	34,596
Net assets available for benefits	$2,178,040	$2,339,505
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended December 31, 2018
Additions to net assets attributed to:
Contributions:
Participants'	$53,128
Employer's	14,952
Interest income on notes receivable from participants	1,187
Total additions	69,267
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	189,515
Plan interest in net decrease in net assets of Master Trust	37,462
Administrative expenses	3,755
Total deductions	230,732
Net decrease	(161,465)
Net assets available for benefits December 31, 2017	2,339,505
Net assets available for benefits December 31, 2018	$2,178,040
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (UTC, the Corporation, the Employer, or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Represented employees of certain UTC subsidiaries whom are covered by collective bargaining agreements that provide for Plan participation are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document which are available from UTC.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee and custodian. Alight Solutions is the Plan's recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. All participants may elect, through payroll deductions, to make tax-deferred contributions of between $1 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions, including Employer matching contributions, into various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust (Master Trust).
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, three commingled index funds, twelve target retirement funds, one multi-market risk parity fund, one stable value fund, a UTC common stock fund and a mutual fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy (LIS) as an investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The Employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, Employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.
Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA) or tax-deferred contributions for cost of living adjustments (COLA), where permitted. The Employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA are invested in the stable value fund through the Master Trust and may not be withdrawn until the participant's retirement, termination, or death.
Participant Accounts. Generally, each participant's account is credited with (a) participant's contributions, (b) UTC's contributions in accordance with the terms outlined in each particular collective bargaining agreement based on a percentage of the participant's contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2018, amounts forfeited from non-vested accounts totaled $107,010, $106,512 of which was used to fund UTC's contributions. As of December 31, 2018 and 2017, the balance of forfeited non-vested accounts was $35,991 and $35,493, respectively.
Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in this fund. All shares of Employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.
Notes Receivable from Participants. Under the terms of the Plan, certain participants are allowed to borrow up to the lesser of 50 percent of their vested account balances or $50,000, with a minimum loan amount of $1,000 (excluding IMA, COLA and brokerage window amounts), and must repay their loan within five years. The loans are collateralized by the balance in the participant's account and bear interest at prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 6.5% and 5.5% at December 31, 2018 and 2017, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2018 and 2017 includes remaining participant balances from certain other plans previously transferred into the Plan.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement, who are invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2018 were approximately $1.7 million at fair market value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual Income Benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual income benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual Income Benefit, and amounts withdrawn in excess of a given year's annual Income Benefit will reduce the future Income Benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and expenses and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the UTC Common Stock Fund, increase or decrease the participating plans' unit values. UTC Common Stock Fund dividends increase the Plan's units in that fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for further discussion.
Fully Benefit-Responsive Investment Contracts. The Plan invests in investment contracts through the Master Trust. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Notes 3 and 5 for further discussion.
The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (GICs) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund's investments are stated at contract value (the amount available to pay benefits). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Notes 3 and 5 for further discussion.
Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Short-term investments represent cash and investments held by the Master Trust in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations. Although not traded on an active market the NAVs of the short term investment funds is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.

Commingled funds represent investments held in institutional funds and are valued at the NAV as a practical expedient as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2018 and 2017, there were no restrictions in place related to either participant or plan sponsor directed redemption of these commingled funds. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser of the commingled fund reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Plan offers the UTC Savings Plan LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secure income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2018 and 2017, there were no restrictions in place related to either participant or plan sponsor directed redemption of these funds unless certain criteria are met. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Master Trust invests in managed separate accounts established for the sole benefit of UTC participants. The investment valuation policy of these managed separate accounts is to value investments at fair value. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock and interest in real estate investment trusts are stated at fair value determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds through the mutual fund brokerage window are valued at the published NAV as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
The UTC Common Stock Fund is stated at fair value determined using the closing market price for UTC Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) on the fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which becomes taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2018. Master Trust specific expenses are charged at the Master Trust level and allocated to the plans. All other administrative, Trustee, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2018 and are either presented on the statement of changes in net assets available for benefits or in net appreciation (depreciation).
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2018 through the date the financial statements were issued. The Rockwell Collins Savings Plan merged into the United Technologies Corporation Employee Savings Plan effective April 1, 2019 resulting in the transfer of net assets of $4,017,913,336 into the Master Trust on April 8, 2019. Effective April 1, 2019, participants of the Rockwell Collins Savings Plan became eligible to participate in the Plan.
On June 9, 2019, UTC entered into a merger agreement with Raytheon Company (“Raytheon”) providing for an all-stock merger of equals transaction.  The merger agreement provides, among other things, that each share of Raytheon common stock issued and outstanding immediately prior the closing of the merger (except for shares held by Raytheon as treasury stock) will be converted into the right to receive 2.3348 shares of UTC common stock.  Upon the closing of the merger, Raytheon will become a wholly-owned subsidiary of UTC, and UTC will change its name to Raytheon Technologies Corporation. The merger is expected to close in the first half of 2020 and is subject to customary closing conditions, including receipt of required regulatory approvals and the approval of both Raytheon’s and our shareowners, as well as the completion of UTC's previously announced separation of its Otis and Carrier businesses.
NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an interest rate set each quarter by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior quarter credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.
Investment contracts held by the Master Trust included the following:

(thousands of dollars)	December 31,
	2018	2017
Managed Separate Account GICs	$2,235,935	$2,363,513
Synthetic GICs	5,884,127	5,661,674
Total	$8,120,062	$8,025,187
NOTE 4 - INVESTMENT IN MASTER TRUST
UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Employee Savings Plan combine their plan investments in the Master Trust.
Participating plans purchase units of participation in the investment options based on their contribution to such options in addition to income or loss the investment options may earn or sustain, less distributions made to the plans' participants and plan expenses. The Plan's interest in the net assets of the Master Trust was approximately 10% and 9% at December 31, 2018 and 2017, respectively. The Plan does not share in any interest in Employee Stock Ownership Plan (ESOP) debt or receivables.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2018	2017
Assets
Investments at fair value:
Cash equivalents and short-term investments	$190,929	$249,414
Mutual funds	260,142	328,928
Common and preferred stock	6,199,662	6,789,936
Interest in real estate investment trusts	272,762	289,834
U.S. Government and agency securities	5,876	4,740
Other securities	6,766	14,157
Commingled index funds	2,045,742	2,231,638
UTC Common Stock	5,357,573	6,599,639
Total investments at fair value	14,339,452	16,508,286
Fully benefit-responsive investment contracts at contract value - Stable value fund	8,120,062	8,025,187
Total investments	22,459,514	24,533,473
Notes receivable from participants[1]	182,833	190,129
ESOP receivables	8,301	12,206
Total assets	22,650,648	24,735,808
Liabilities
Accrued ESOP interest	(182)	(221)
Notes payable to UTC	(82,550)	(96,250)
Total liabilities	(82,732)	(96,471)
Net assets	$22,567,916	$24,639,337
Net assets of the Master Trust attributable to the Plan	$2,178,040	$2,339,505
1    Presented separately on the Statement of Net Assets Available for Benefits.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2018
Additions:
Interest and dividend income	$607,383
Transfers in from participating plans for purchase of units	752,130
Interest income on notes receivable from participants	8,210
Total additions	1,367,723
Deductions:
Net depreciation on fair value of investments	(1,832,573)
Transfers out on behalf of participating plans for distributions	(1,550,163)
ESOP debt principal payment	(13,700)
ESOP debt interest expense	(3,805)
Master Trust administrative expense	(38,903)
Total deductions	(3,439,144)
Decrease in net assets	(2,071,421)
Net assets:
Beginning of year	24,639,337
End of year	$22,567,916

(thousands of dollars)	Year Ended December 31, 2018
Amounts pertaining to Plan:
Plan interest in net decrease in net assets of Master Trust	$(37,462)
Interest income on notes receivable from participants	$1,187
Contributions received	$68,080
Distribution to participants or beneficiaries	$(189,515)
Plan interest in administrative and interest expense	$(3,755)
NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2018 and 2017:

	December 31, 2018
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [1]
Short-term investments	$—	$95,690	$—	—	$95,690
Mutual funds	260,142	—	—	—	260,142
Separate accounts:
Short-term investments	—	92,190	—	—	92,190
Common and preferred stock	6,199,662	—	—	—	6,199,662
Interest in real estate investment trusts	272,762	—	—	—	272,762
U.S. Government and agency securities	—	5,876	—	—	5,876
Other securities	6,766	—	—	—	6,766
UTC Common Stock	5,357,573	—	—	—	5,357,573
Commingled index funds	—	—	—	2,045,742	2,045,742
Total	$12,096,905	$193,756	$—	$2,045,742	$14,336,403

	December 31, 2017
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total [1]
Short-term investments	$—	$98,134	$—	—	$98,134
Mutual funds	328,928	—	—	—	328,928
Separate accounts:
Short-term investments	—	139,566	—	—	139,566
Common and preferred stock	6,789,936	—	—	—	6,789,936
Interest in real estate investment trusts	289,834	—	—	—	289,834
U.S. Government and agency securities	—	4,740	—	—	4,740
Other securities	14,157	—	—	—	14,157
UTC Common Stock	6,599,639	—	—	—	6,599,639
Commingled index funds	—	—	—	2,231,638	2,231,638
Total	$14,022,494	$242,440	$—	$2,231,638	$16,496,572

1	The tables above exclude approximately $3,049 thousand and $11,714 thousand of net receivables due to the Master Trust for the Plan years ended December 31, 2018 and 2017, respectively.
For the year ended December 31, 2018 there were no significant transfers in and out of Level 1 and Level 2.
NOTE 6 - DERIVATIVES
The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives consist of interest rate future and swap contracts contained in assets wrapped by insurance companies and reported at contract value within the stable value fund and index futures contracts held within the managed separate accounts.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives valued at fair value.
Futures Contracts. The Master Trust uses fixed income and equity index, and interest rate futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.
Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation/(depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant unrealized gains or losses from equity index futures contracts in the Master Trust Statement of Net Assets as of December 31, 2018 and 2017. Similarly, there were no significant gains or losses on equity index futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2018.
During the year ended December 31, 2018, the average notional value of futures contracts was approximately $42 million. The average value of futures contracts sold and purchased was approximately $2 million and $5 million, respectively.
NOTE 7 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the UTC Common Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2018, the Plan purchased units of the Fund in the approximate amount of $148 million including dividends and interest of approximately $8 million, sold units of the Fund in the approximate amount of $139 million, and had net depreciation on the Fund in the approximate amount of $57 million. The total value of the Plan's interest in the Fund was $304 million and $352 million at December 31, 2018 and 2017, respectively.
NOTE 8 - PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2018	2017
Net assets available for benefits per the financial statements	$2,178,040	$2,339,505
Amounts allocated to participant withdrawals	(225)	(942)
Net assets available for benefits per Form 5500	$2,177,815	$2,338,563

Year Ended
(thousands of dollars)	December 31, 2018
Distribution to participants or beneficiaries per the financial statements	$189,515
Add: Amounts allocated to participant withdrawals at December 31, 2018	225
Less: Amounts allocated to participant withdrawals at December 31, 2017	(942)
Distribution to participants or beneficiaries per Form 5500	$188,798
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, as of December 31, 2018 and 2017, fully benefit-responsive GICs are presented at contract value in both the Form 5500 and in the Plan's financial statements.
NOTE 10 - TAX STATUS
The Internal Revenue Service has determined and informed UTC by letter dated April 26, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.
NOTE 11 – ACCOUNTING PRONOUNCEMENTS
In February 2017, the FASB issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). For each master trust in which a plan holds an interest, the amendments in this ASU require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in this ASU remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. The provisions of this ASU are effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. We do not expect this ASU to have a significant impact on the Master Trust's results, as it only includes changes to disclosure requirements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. We do not expect this ASU to have a significant impact on the Plan's results, as it only includes changes to disclosure requirements.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation Employee Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$2,146,397,000
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest rate 4 percent to 10.5 percent, terms ranging from 1 year to 5 years	—	31,643,000
			$—	$2,178,040,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated:	June 26, 2019	By:	/s/ PETER HOLOWESKO
Peter Holowesko
Vice President, Global Benefits United Technologies Corporation

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm